Annual General Meeting of Shareholders of Can-Fite BioPharma Ltd.

Date: July 25, 2017

See Voting Instructions On Reverse Side.

Please make your marks like this: ☒ Use pen only

	For	Against	Abstain
1. To re-elect Pnina Fishman to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders.	☐	☐	☐
2. To re-elect Ilan Cohn to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders.	☐	☐	☐
3. To re-elect Avraham Sartani to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders.	☐	☐	☐
4. To re-elect Guy Regev to the Company's Board of Directors for a term expiring at the Company's next annual general meeting of shareholders.	☐	☐	☐
5. To elect Yaacov Goldman to the Company's Board of Directors as an external director for a three-year term ending July 24, 2020.	☐	☐	☐

	Yes	No
5a. Are you a controlling shareholder in the Company, or have a personal interest in the election of Mr. Goldman other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 5.	☐	☐

	For	Against	Abstain
6. To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company's independent auditors for the fiscal year ending December 31, 2017 and until the Company's next annual general meeting of shareholders, and to authorize the Audit Committee to fix such accounting firm's compensation.	☐	☐	☐
7. To approve, by way of a "Framework Transaction", as defined in the Companies Regulations (Relief from Related Party Transactions), 2000, the purchase of directors and officers liability insurance policies for a period of up to three years, as described in the accompanying proxy statement.	☐	☐	☐

	Yes	No
7a. Are you a controlling shareholder in the Company, or have a personal interest in the approval of the "Framework Transaction" other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 7.	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of Can-Fite BioPharma Ltd. to be held July 25, 2017 For Holders as of June 26, 2017

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 p.m. EST on July 19, 2017.

PROXY TABULATOR FOR

CAN-FITE BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Can-Fite BioPharma Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. EST on July 19, 2017)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Can-Fite BioPharma Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on June 26, 2017 at the **Annual General Meeting** of the Shareholders of **Can-Fite BioPharma Ltd.** to be held at the offices of the Company, 10 Bareket Street, Petach Tikva, Israel, **on Tuesday, July 25, 2017 at 12:00 p.m. (Israel time)** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS FOR THE MEETING

NOTE:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **If no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by a Holder or because the voting instructions are incomplete, illegible, or unclear), the depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
Can-Fite BioPharma Ltd.
P.O. Box 8016
CARY, NC 27512-9903